Exhibit 99.1
Contact:
Bruce J. Haber
(914) 235-5550, x. 12
bhaber@primedical.net

FOR IMMEDIATE RELEASE

Emergent Group Inc. Reports Record Third Quarter Performance
Highlighted by 72 Percent Rise in Net Income

Company Continues Focus on Strategic Benefits of August PSS Acquisition

SUN VALLEY, CA, November 12, 2008 – Emergent Group Inc. (NYSE Alternext US: LZR), a leading provider of mobile medical lasers and surgical equipment, today announced sharp increases in third quarter sales and net income as the Company continued to pursue strategic benefits from its recently integrated acquisition of PhotoMedex Surgical Services (“PSS”).

Emergent Group reported the following results for the third quarter ended September 30, 2008:

▪	Revenue set a record, increasing 43% to $6.4 million versus $4.5 million in the third quarter ended September 30, 2007.
▪	Net income rose 72% to a record $741,810 versus $430,448 in the same period of 2007.
▪	Net income per diluted share was $0.11 versus $0.07 in the prior-year period. Diluted weighted-average shares outstanding were 6.6 million versus 5.9 million in the third quarter of 2007.
▪	Results for the quarter included approximately $188,000 in non-recurring expenses for the acquisition and related financing.

“Emergent Group achieved record third quarter sales as we simultaneously closed and began integrating the PSS acquisition into our PRI Medical Technologies subsidiary, a strategic move highly important to our future growth and expansion,” said  Chairman and CEO Bruce J. Haber.  “Our strong quarterly performance in a challenging economic environment and the achievements of our sales force give us the financial foundation we need to maximize this acquisition and enhance our competitive position in the growing medical technology field. We’re especially pleased with our ability to generate cash flow that supports future growth and has allowed us to reward shareholders with a significant annual cash dividend.”

Haber noted Emergent’s renewed ability to pursue the following growth strategies:

▪	Expand per-procedure rentals of existing medical equipment and sales of accompanying disposable items in markets that now cover 16 states following the acquisition.
▪	Capitalize on a growing number of medical procedures and increasing limits on physician ownership of equipment.
▪	Identify and offer new, cost-effective medical technologies to hospitals and physician groups with the aid of company-trained technicians.
▪	Pursue acquisitions that expand Emergent’s sales and geographic footprint.

“In the near term,” Haber added, “we also expect a growing number of hospitals to shift their focus to equipment rental opportunities as they limit capital expenditures in this difficult economic environment.”

Emergent Group reported the following results for the nine months ended September 30, 2008:

▪	Revenue increased 20% to $15.8 million versus $13.2 million for the nine months ended September 30, 2007.
▪	Net income rose 44% to $1.9 million versus $1.3 million for the same period of 2007.
▪	Net income per diluted share was $0.30 versus $0.22 in the prior-year period. Diluted weighted-average shares outstanding were 6.3 million versus 5.8 million for the first nine months of 2007.
▪	Results included the third quarter 2008 acquisition and related financing expenses mentioned above.

About Emergent Group Inc.
Emergent Group Inc., through its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”), provides mobile medical laser and surgical equipment in 16 states on a per-procedure basis to hospitals, outpatient surgery centers and physicians’ offices.  Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly.  PRI Medical currently offers its services in five states in the western United States and 11 states along the eastern seaboard.  For product and other information, visit PRI Medical’s website, http://www.primedical.net.

Forward-Looking Statements
Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.  Such statements may involve various risks and uncertainties, some of which may be discussed in the Company’s most recent report on Form 10KSB and subsequently filed SEC reports.  There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

(tables follow)

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2008	2007
ASSETS	(Unaudited)

Current assets
Cash	$2,577,791	$3,043,654
Accounts receivable, net of allowance for doubtful
accounts of $49,984 and $17,460	4,281,351	2,313,084
Inventory, net of reserves of $57,339 and $54,999	903,055	504,792
Prepaid expenses	246,335	164,857
Deferred tax assets	915,488	915,488

Total current assets	8,924,020	6,941,875

Property and equipment, net of accumulated depreciation and
amortization of $6,764,137 and $5,954,233	6,197,024	4,142,230
Goodwill	1,120,058	1,120,058
Other intangible assets, net of accumulated amortization of
$205,526 and $172,355	419,623	93,930
Deposits and other assets	79,384	104,758

Total assets	$16,740,109	$12,402,851

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease obligations	$1,855,551	$1,143,198
Current portion of notes payable	25,222	100,888
Accounts payable	1,133,311	709,027
Dividends payable	-	1,686,095
Accrued expenses and other liabilities	1,933,059	1,559,046

Total current liabilities	4,947,143	5,198,254

Capital lease obligations, net of current portion	3,600,316	2,341,710

Total liabilities	8,547,459	7,539,964

Minority interest	702,900	592,807

Shareholders' equity
Preferred stock, $0.001 par value, non-voting 10,000,000
shares authorized, no shares issued and outstanding	-	-
Common stock, $0.04 par value, 100,000,000 shares authorized
6,420,516 and 5,619,392 shares issued and outstanding	256,817	224,772
Additional paid-in capital	16,138,810	14,836,263
Accumulated deficit	(8,905,877)	(10,790,955)

Total shareholders' equity	7,489,750	4,270,080

Total liabilities and shareholders' equity	$16,740,109	$12,402,851

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenue	$6,394,974	$4,467,011	$15,800,812	$13,181,307
Cost of goods sold	3,751,747	2,685,863	9,067,764	7,876,615

Gross profit	2,643,227	1,781,148	6,733,048	5,304,692

Selling, general, and administrative expenses	1,498, 459	1,036, 272	3,753,553	3,224,372

Income from operations	1,144,768	744,876	2,979,495	2,080,320

Other income (expense)
Interest expense	(79,800)	(54,208)	(205,936)	(165,810)
Gain on disposal of property and equipment	-	-	28,937	8,214
Other income, net	9,298	512	33,422	36,604

Total other income (expense)	(70,502)	(53,696)	(143,577)	(120,992)

Income before provision for income taxes
and minority interest	1,074,266	691,180	2,835,918	1,959,328
Provision for income taxes	(77,972)	(39,086)	(213,472)	(134,498)

Income before minority interest	996,294	652,094	2,622,446	1,824,830

Minority interest in income of consolidated
limited liability companies	(254,484)	(221,646)	(737,368)	(516,066)

Net income	$741,810	$430,448	$1,885,078	$1,308,764

Basic earnings per share	$0.12	$0.08	$0.32	$0.24

Diluted earnings per share	$0.11	$0.07	$0.30	$0.22

Basic weighted average shares outstanding	6,183,074	5,566,448	5,856,867	5,518,920

Diluted weighted-average shares outstanding	6,606,416	5,873,137	6,284,005	5,825,085

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